UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42114

Big Tree Cloud Holdings Limited

Building B4, Qianhai Shengang Fund Town
Nanshan District, Shenzhen, China 518052
+86 0755 2759-5623
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On April 7, 2026, the Company received approval from The Nasdaq Stock Market LLC (“Nasdaq”) of the Company’s application to transfer the listing of its Class A Ordinary Shares to The Nasdaq Capital Market (the “Capital Market”).

Nasdaq has informed the Company that its Class A Ordinary Shares will be transferred to the Capital Market at the opening of business on April 9, 2026. The transfer of listing does not affect the trading of the Company’s securities, and the Company’s Class A Ordinary Shares will continue to trade under their existing ticker symbol.

On April 8, 2026, the Company issued a press release announcing Nasdaq’s approval of the transfer to the Capital Market. A copy of the press release is attached hereto as Exhibit 99.1.

The contents of this Report on Form 6-K are hereby incorporated by reference into (i) the registration statement on Form S-8 (Registration No. 333-284468) of the Company, filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 24, 2025, and (ii) the Company’s registration statement on Form F-3 (Registration No. 333-289941) of the Company, that was initially filed with the SEC on August 29, 2025, and declared effective by the SEC on September 9, 2025.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Big Tree Cloud Holdings Limited Announces Transfer of Listing to Nasdaq Capital Market

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2026

Big Tree Cloud Holdings Limited

	By:	/s/ Wenquan Zhu
	Name:	Wenquan Zhu
	Title:	Chairman of the Board of Directors and Co-Chief Executive Officer

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